UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BluePhoenix Solutions Ltd.
(Name of Issuer)
Ordinary shares, NIS 0.01 par value
(Title of Class of Securities)
M20157109
(CUSIP Number)
October 12, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M20157109

1	NAMES OF REPORTING PERSONS Prescott Group Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		6,425,195

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,425,195

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,425,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	26.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	M20157109

1	NAMES OF REPORTING PERSONS Prescott Group Aggressive Small Cap, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,425,195

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,425,195

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,425,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	26.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	M20157109

1	NAMES OF REPORTING PERSONS Prescott Group Aggressive Small Cap II, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,425,195

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,425,195

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,425,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	26.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	M20157109

1	NAMES OF REPORTING PERSONS Phil Frohlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		6,425,195

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,425,195

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,425,195

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	26.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 2 (this “Amendment”) to the Schedule 13G filed on February 10, 2009 (the “Schedule 13G”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to the Ordinary shares of BluePhoenix Solutions Ltd., an Israeli company (the “Issuer”).
This Amendment relates to Ordinary shares, NIS 0.01 par value, (the “Ordinary Shares”) of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 6,425,195 Ordinary Shares held by the Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 6,425,195 Ordinary Shares held by Prescott Master Fund.
This Amendment amends and restates the Schedule 13G as follows:

Item 1(a)	Name of Issuer.

BluePhoenix Solutions Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

8 Maskit Street
Herzlia 46120, Israel

Item 2(a)	Name of Person Filing.

Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”) and Mr. Phil Frohlich.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

1924 South Utica, Suite 1120
Tulsa, Oklahoma 74104-6529

Item 2(c)	Citizenship or Place of Organization.

Prescott Capital is an Oklahoma limited liability company. The Small Cap Funds are Oklahoma limited partnerships. Mr. Phil Frohlich is the principal of Prescott Capital and a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Ordinary shares, NIS 0.01 par value (the “Ordinary Shares”).

Item 2(e)	CUSIP Number.

M20157109

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)     ☐     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)     ☐     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)     ☐     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)     ☐     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)     ☑     An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)     ☐     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)     ☐     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)     ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)     ☐     A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)     ☐     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)
Prescott Capital is the beneficial owner of 6,425,195 Ordinary Shares and Mr. Phil Frohlich is the beneficial owner of 6,425,195 Ordinary Shares. Such shares consist of 4,924,164 Ordinary Shares, Series A warrants exercisable to purchase 409,372 Ordinary Shares, Series B warrants exercisable to purchase 682,287 Ordinary Shares and Series C warrants to purchase 409,372 Ordinary Shares.

(b)
Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 26.0% of the outstanding Ordinary Shares. This percentage is determined by dividing 6,425,195 by the sum of (i) 23,202,946, the number of Ordinary Shares issued and outstanding, as reported in communications from the Issuer (ii) 409,372, the number of Series A warrants exercisable to purchase Ordinary Shares held by Prescott Capital and Mr. Phil Frohlich, (iii) 682,287, the number of Series B warrants exercisable to purchase Ordinary Shares held by Prescott Capital and Mr. Phil Frohlich and (iv) 409,372, the number of Series C warrants exercisable to purchase Ordinary Shares held by Prescott Capital and Mr. Phil Frohlich.

(c)
Prescott Capital, as the general partner of the Small Cap Funds, the general partners of Prescott Master Fund, may direct them to direct the vote and disposition of the 6,425,195 Ordinary Shares held by Prescott Master Fund. As the principal of Prescott Capital, Mr. Phil Frohlich may direct the vote and disposition of the 6,425,195 Ordinary Shares held by Prescott Master Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated November 10, 2009, between Prescott Capital, the Small Cap Funds and Mr. Phil Frohlich.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 10, 2009

Prescott Group Capital Management, L.L.C.
By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap, L.P.
By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member Prescott Group Aggressive Small Cap II, L.P.
By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member

/s/ Phil Frohlich
Phil Frohlich